UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

16 June 2026

NatWest Group plc ("NWG") completed the pricing of its USD 1,250,000,000 4.983% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2032 (the "Senior Notes").

The proceeds to NWG (before expenses and underwriting discounts) of USD 1,250,000,000 from the Senior Notes will be used to fund NWG's general banking business.

The offering is scheduled to close on 18 June 2026, subject to the satisfaction of customary conditions.

NWG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents NWG has filed with the SEC for more complete information about NWG and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies may be obtained from NatWest Markets Securities Inc., toll free at 1-800-231-5380.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
NatWest Group plc
Tel: +44 (0) 131 626 1329

Legal Entity Identifier:  2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	16 June 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary